Exhibit 2.2

FIRST AMENDMENT TO ASSET SALE AND PURCHASE AGREEMENT

      This First Amendment to Asset Sale and Purchase Agreement (the “Amendment”) is made and entered into as of this 10th day of July, 2001 by and between TRANSTECHNOLOGY CORPORATION (“Seller”) and BREEZE INDUSTRIAL PRODUCTS CORPORATION (“Buyer”).

RECITALS:

      A. Seller and Buyer are the parties to that certain Asset Sale and Purchase Agreement dated as of June 29, 2001 (the “Agreement”) pursuant to which Buyer has agreed to purchase substantially all of the assets of Seller’s Breeze Industrial Products division, upon the terms and subject to the conditions of the Agreement. Capitalized terms not otherwise defined herein are defined in the Agreement.

      B. The parties have agreed to make certain amendments to the Agreement to further facilitate the transfer of the Acquired Assets to Buyer.

AGREEMENTS:

      NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements hereinafter set forth, Buyer and Seller hereby agree as follows:

1.	Amendments.

(a)	Section 1(d) of the Agreement is amended to state the Purchase Price as “Forty-Three Million Seven Hundred Fifty-Four Thousand Seven Hundred Twenty-Seven Dollars and Ninety-Six Cents ($43,754,727.96).”

(b)	A new paragraph 8(f) shall be added to the Agreement and read as follows:

“(f) Seller covenants and agrees that prior to the Closing of the transactions contemplated by the Agreement, it will satisfy all of its obligations to Fleet Capital Leasing with respect to that certain leased equipment of Seller as identified on Schedules 8, 18, 19 and 21 to that certain Master Lease Agreement by and between BancBoston Leasing, Inc. and TransTechnology Corporation dated July 20, 1994 and acquire title to such leased equipment, free and clear of all Liens, and such leased equipment shall then be transferred to Buyer as part of the Acquired Assets. Seller shall obtain and deliver to Buyer a pay-off letter from Fleet Capital Leasing in the form attached hereto as Exhibit E.”

(c)	A new paragraph 8(g) shall be added to the Agreement and read, in its entirety, as follows:

“(g) Japanese Trademark. To the extent applicable, in the event the Japanese trademark registration for “BREEZE,” Registration Number 2,017,624, cannot be partially assigned to Buyer under Japanese law solely with respect to goods covered by International Class 6, (i) Seller shall grant Buyer an exclusive, paid-up, royalty-free, perpetual license to use the trademark “BREEZE” in Japan in connection with goods covered by International Class 6 and as otherwise permitted pursuant to the Agreement, and (ii) the parties shall promptly enter into a Trademark License Agreement (in form and substance reasonably acceptable to both Buyer and Seller) with respect to the foregoing.”

(d)	The following sentence shall be added, in its entirety, at the end of Section 8(c):

“In the event that Seller is unable to obtain the requisite approval for assignment of any agreement, contract, license, lease, easement, right-of-way or permit, or in the event such agreement, contract, license, lease, easement, right-of-way or permit is required to be amended or supplemented and is not so amended or supplemented as of the Closing Date, and such assignment is necessary to conduct the operation of the Business, Seller shall take all commercially reasonable actions required to assign to Buyer, or amend or supplement any such agreement, contract, license, lease, easement, right-of-way or permit, as soon as practicable after the Closing Date.”

(e)	Section 8(f) of the Agreement shall be renumbered and hereby referenced as Section 8(h).

(f)	Section 3(a) of the Agreement is hereby deleted and replaced in its entirety as follows:

“(a) Organization of the Buyer. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization and, as of the Closing, has filed an application to qualify to do business in the State of Pennsylvania and all other states where the ownership of the Acquired Assets or the operation of the Business would require it to do so other than in such jurisdictions where the failure to so qualify would not have a material adverse effect on the Business.”

2.	Representations and Warranties of the Parties.

(a)	The Seller represents and warrants to the Buyer that the statements contained in Section 2 of the Agreement are correct and complete as of the date hereof and will be correct and complete as of the Closing Date, as defined in the Agreement (as though made then and as though the Closing Date were substituted for the date of this Amendment).

(b)	The Buyer represents and warrants to the Seller that the statements contained in Section 3 of the Agreement are correct and complete as of the date hereof and will be correct and complete as of the Closing Date, as defined in the Agreement (as though made then and as though the Closing Date were substituted for the date of this Amendment).

3.	No Other Modifications. Except as expressly provided in this Amendment, all of the terms and conditions of the Agreement remain unchanged and in full force and effect.

4.	Governing Law; Binding Effect. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware and shall be binding upon the parties, and their respective permitted successors and assigns.

5.	Counterparts. This Amendment may be executed in multiple copies, and each copy so executed shall be deemed an original.

[SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, Buyer and Seller have hereunto set their hands as of the date first above written.

TRANSTECHNOLOGY CORPORATION

By:	/s/ Joseph F. Spanier

Its:	Vice President, Chief Financial Officer and Treasurer

BREEZE INDUSTRIAL PRODUCTS CORPORATION

By:	/s/ Eric D. Heglie

Its:	Secretary

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